[Letterhead of Carlton Fields, P.A.]

April 18, 2011

VIA EDGAR AND FEDERAL EXPRESS

Russell Mancuso, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Re: Imaging Diagnostic Systems, Inc.
        Preliminary Proxy Statement on Schedule 14A
        File No.  000-26028
        Filed March 8, 2011

Dear Mr. Mancuso:

In connection with the filing of the above-captioned Preliminary Proxy Statement on Schedule 14A on behalf of Imaging Diagnostic Systems, Inc. (“IDSI” or the “Company”), we are responding to your comments set forth in your letter dated March 25, 2011, to Linda B. Grable, Chief Executive Officer of the Company.  This letter has also been filed with the Commission as correspondence via EDGAR earlier today.

1.	With your response to this letter, please provide the acknowledgements requested at the end of this letter.

The Company has provided the acknowledgements that are requested.

2.	To the extent applicable, please revise your disclosure to comply with our comment letter dated March 25, 2011 regarding your registration statement on Form S-1, file no. 333-171327.

The Company will revise its disclosure as requested.

Russell Mancuso, Branch Chief
April 18, 2011

3.	Please tell us why this revised preliminary proxy statement was filed using EDGAR tag “PRE 14A” instead of “PRER 14A”.

The Company will use the EDGAR tag of PRER 14A for the filing of Amendment No. 2.

4.	We note your response to prior comment 2.

•
Please clarify what you mean by your disclosure that the “review process will resume.”  Do you mean that the FDA must complete its review within the balance of the 90 day period remaining at the time it requested additional information?

•	Given that it appears that more than 90 days have lapsed since your 510(k) application, please clarify why you did not receive a response within the 90-day period that you cite.

•
Please revise to clarify the basis for your statement that your expectation that the FDA will finish its review process in 2011 is reasonable given that you may be required to submit additional information to the FDA to support your application, the scope of which would be unknown.

•	Under FDA procedures, if the FDA requests additional information, it will have an additional 90 days for review once it receives the information responsive to the request.

•
The Company received a request for additional information from the FDA on January 21, 2011.  It is in the process of preparing a response to this request, with the assistance of its regulatory consultants.  The Company expects to submit its response to the FDA within two months.

•
The Company plans to request an in-person meeting with the FDA shortly after submission of its additional information.  Consequently, it believes that, within or shortly after the new 90-day period following the submission the viability of its traditional 510(k) application will be determined and that either (i) the FDA will approve the application or indicate that, with relatively minor amendments, approval can be promptly achieved or (ii) the FDA will issue a non-substantial equivalence (NSE) determination so that IDSI would then file a 510(k) de novo application within 30 days after the NSE decision.  Based on the foregoing, the Company believes that the traditional 510(k) process will be completed in 2011 and, if necessary the 510(k) de novo process will be completed by mid 2012.  There can be no assurance that either process will result in marketing clearance.  If the Company is ultimately unsuccessful in its pursuit of 510(k) marketing clearance, then it would have to return to the PMA process.

The Company will revise its disclosure in the proxy statement consistent with the foregoing.

Russell Mancuso, Branch Chief
April 18, 2011

Proposal 2, Increase in the Number of Authorized Shares…, page 26

5.
We note your response to prior comment 6.  Please revise to describe with more specificity the purpose for which you will use the proceeds to be received from the issuance of shares that have been reserved.  It remains unclear how you determined the amount of additional funding you require given that you have now submitted to the FDA an application for marketing clearance.

The Company will expand its disclosure to include the following:

The Company intends to use the newly authorized shares in connection with its Equity Credit Line with Southridge of which it has $13 million remaining, as well as its financing of up to $1.6 million from a $1.8 million convertible promissory note held by JMJ Financial of which the Company has already drawn $300,000.  The Company may obtain an additional $1.6 million of funding from JMJ, subject to the Company’s approval.  The Company intends to use the proceeds of these facilities to fund current operations of which the estimated annual expenses are approximately $2.6 million until the Company ramps up production; to pay off existing debts totaling approximately $4.5 million and for research and development, possible joint ventures, and expansion of its international sales and marketing efforts before receiving FDA marketing clearance.

If and when the Company receives FDA marketing clearance, it anticipates that in the year following FDA marketing clearance it will need approximately $5 million to complete all necessary stages in order to manufacture and market the CTLM® in the United States and foreign countries.

With this $5 million, the Company intends to:

•	Hire additional employees in the areas of sales and marketing, manufacturing, quality assurance, engineering, service, clinical applications and physician trainers along with other support staff.
•	Manufacture CTLM® systems that will be sold in the U.S. and international markets.
•	Manufacture CTLM® systems that will be placed in Centers of Excellence along with the costs to support the Centers of Excellence domestically and internationally.
•	Expand the manufacturing capacity which includes the cost of leasing new manufacturing space along with the necessary tooling and equipment to support the production staff.
•	Provide service and support to the expanding CTLM® user base along with continuing education for radiologists and physicians using the CTLM®.

If and when the Company has sufficient sales revenue to support operations, it will not need to issue additional shares for operations.  However, there is no certainty of liquidity using equity credit lines and we cannot project the market price of our stock.  Therefore, it is difficult to estimate the number of shares required to raise the funds necessary to achieve our goals.

Russell Mancuso, Branch Chief
April 18, 2011

6.
Please expand your disclosure in response to the second sentence of prior comment 7 regarding each related person’s interest in the shares for which you are seeking authorization to identify each related person with an interest in the proposal, the number of newly authorized shares that each such related person could receive based on outstanding commitments, and the terms under which the related person could receive those shares.

The company will expand the disclosure to include:

Linda Grable has 12,750,000 stock options outstanding.  Allan Schwartz has 11,600,000 stock options outstanding.  Deborah O’Brien has 7,027,000 stock options outstanding.  As of the date of this report, Linda Grable’s, Allan Schwartz’s and Deborah O’Brien’s stock options are all fully vested.  There are no further outstanding commitments to related persons at this time.  See “Security Ownership of Certain Beneficial Owners and Management” and “Outstanding Equity Awards”

7.
We reissue the last sentence of prior comment 7.  For outstanding commitments pursuant to which you could be obligated to issue shares in excess of the number of shares currently authorized, including any notes that you may become obligated to repay by issuing shares, please provide all disclosure regarding such commitment as if shareholders were being asked to approve the commitment; see Note A to Schedule 14A.  You should disclose the material terms of each commitment to issue shares and the purpose and effect of the commitment.

If we choose to redeem all of our outstanding short and long-terms debts with shares of our common stock, we will have to issue approximately 155,707,232 shares as of April 18, 2011.  The 155,707,232 shares are broken down as follows:

•
We may be obligated to issue Southridge Partners II LP a total of 67,112,765 shares to redeem short-term notes totaling $671,128 of which $577,000 is principal, $86,550 is premium and $7,578 is interest.  Southridge may elect at an Event of Default to convert any part or all of the Notes plus accrued interest into shares of our common stock at a conversion price equal to the lesser of (a) $0.01 or (b) ninety percent (90%) of the average of the three (3) lowest closing bid prices during the ten (10) trading days immediately prior to the date of the conversion notice.

•
The Company may be obligated to issue a private investor a total of 10,106,667 shares to redeem a short-term note totaling $151,600 of which $100,000 is principal and $51,600 is premium.  On the Maturity Date, the Holder, in lieu of cash repayment, shall have the option of converting the Redemption Amount into 7,000,000 restricted shares of the common stock of the Company pursuant to Rule 144.  However, the 7,000,000 restricted shares were based on the short-term redemption of the note totaling $120,000.  Since the Company did not have sufficient funds to pay back the note before the maturity date, the note was extended numerous times and an additional $31,600 of premium has accrued as of the date of this report.  In order to redeem the $151,600 short-term note, the Company may redeem the note on terms similar to other debt obligations whereby the Company would negotiate a redemption price at the lesser of (a) $0.015 or (b) 90% of the average of the three lowest closing bid prices during the 10 trading days immediately prior to the date of the redemption notice.  Potentially the Company may be obligated to issue the private investor a total of 10,106,667 shares of its common stock.

Russell Mancuso, Branch Chief
April 18, 2011

•
The Company may be obligated to issue private investors a total of 31,386,667 shares to redeem three short-term notes totaling $470,800 of which $300,000 is principal and $170,800 is premium.  These three notes do not have any redemption provisions but, based on its discussions with the investors, the Company believes that it will be able to redeem these notes for shares of its common stock in the future.  The Company believes that these short-term notes would be redeemable at a redemption price of the lesser of (a) $0.015 or (b) 90% of the average of the three lowest closing bid prices during the 10 trading days immediately prior to the date of the redemption notice.

•
The Company may be obligated to issue to a private investor a total of 14,868,800 new shares to redeem a short-term note totaling $276,449 of which $175,000 is principal and $101,449 is premium.  The total number of shares required to redeem the note as of April 18, 2011, is 18,429,933 shares; however, since the investor is currently holding 3,561,133 shares as collateral the new share issuance would only be 14,868,800 shares.  The terms of the note provide that (i) the conversion price for the Note shall be the lower of (a) $0.022 per share or (b) 80% of the average of the two lowest closing bid prices of the Company’s Common Stock for the 10 trading days prior to the conversion date.

•
The Company may be obligated to issue JMJ Financial a total of 26,325,000 shares to redeem the long-term note totaling $364,500 of which $300,000 is principal, $37,500 is consideration on the principal and $27,000 is interest.  JMJ may convert both principal and interest into our common stock at 75% of the average of the three lowest closing prices in the 20 days previous to the conversion.  The Company has the right to enforce a conversion floor of $0.015 per share; however, if the Company receives a conversion notice in which the Conversion Price is less than $0.015 per share, JMJ will incur a conversion loss [(Conversion Loss = $0.015 – Conversion Price) x number of shares being converted] which the Company must make whole by either of the following options: pay the conversion loss in cash or add the conversion loss to the balance of principal due.  Prepayment of the Note is not permitted.

•
As consideration for a $60,000 loan from a private investor in December 2010, the Company is obligated to pay back his principal and will issue 3,000,000 restricted shares of common stock upon the approval by our shareholders of an increase in authorized common stock at our next annual meeting.

•
On April 15, 2011, the Company entered into a settlement with Shraga Levin, a placement agent in the private placement of Convertible Debentures sold to Whalehaven Capital Ltd. in 2008.  The Company issued Warrants in addition to a cash fee for services provided by Mr. Levin.  Mr. Levin was seeking an additional 5,814,665 shares based on his belated contention that the Warrant language required an increase in the number of shares covered by the Warrant as a result of re-pricing.  He was also seeking liquidated damages for the late issuance of the shares claimed equal to 2% of the value of the stock per trading day.  While the Company believes that Mr. Levin was paid in full for his services and received all of the shares due from the exercise in full of the Warrant at $0.005 per share, the Company settled the matter to avoid costly litigation in the U.S. District Court for the Southern District of New York.  Pursuant to the settlement, the Company agreed to issue to Mr. Levin, based on a cashless exercise as to 50% of the disputed shares, 2,907,333 shares of common stock upon the receipt of shareholder approval of the increase in authorized shares.  The cashless exercise is based on the market price of IDSI stock on December 28, 2010 ( $.04), when Mr. Levin tendered his warrant exercise as to the disputed shares.  In the event that the Company is not able to

Russell Mancuso, Branch Chief
April 18, 2011

obtain shareholder approval to increase its authorized shares by July 31, 2011, a penalty of 2% per month payable in additional warrants will accrue from August 1, 2011.

The Company will file an amended Preliminary Proxy Statement to provide the disclosure requested in the comment letter, as set forth above.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Should you have any further questions or comments in regard to this letter or require any further information, please feel free to call me at (305) 530-4026.

Sincerely,

/s/ Robert B. Macaulay

Robert B. Macaulay